BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

December 4, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 7 to Registration Statement on Form S-1
Filed on December 4, 2017
File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 7 to Registration Statement on Form S-1 ("Amendment No. 7").  The Amendment No. 7 has been revised in accordance with the Commission's oral comments to the undersigned ("Comments").

To assist the staff in its review of Registrant's responses, we have provided a copy of Amendment No.7 "marked to show changes", and our responses below correspond to the comments from Mr. Lin.

September 30, 2017 Financial Statements

1.        In accordance with the Commission's comment, we have updated our financial statements to include the Registrant's nine months ended September 30, 2017 financial statements. As a consequence of this update we have also updated the "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" Sections.

Other than the aforementioned updates there have been no substantive revisions to the Amendment No. 7.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant's responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably.  Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

William B. Barnett

INTERNATIONAL LAND ALLIANCE, INC.
350 10th Ave., Suite 1000
San Diego, California 9211
Tele: (877) 661-4811

December 4, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 7 to Registration Statement on Form S-1
Filed on December 4, 2017
File No. 333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●
Should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Roberto Jesus Valdes
       Roberto Jesus Valdes, President & CEO